NEWS RELEASE
OTC BB: VCTPF
May 26, 2009

Valcent Products Inc. Announces Completion of US $2 Million Private Placement

Valcent Products Inc. (the “Company”, or “Valcent”) announces that it has completed the remaining        US $1,500,000 of the US $2,000,000, 10% convertible note private placement funding to a single subscriber that will convert automatically to 16,000,000 post consolidation units of securities at the point in time that the Company achieves a share consolidation at a ratio of 18 current shares for 1 new share as previously reported on May 15, 2009.  Each unit is comprised of one common share and one-third share purchase warrant with each whole warrant convertible at US$0.45 per share for a one year term from the date of conversion.

The funds enable Valcent to effectively move forward with the commercial global rollout of its VertiCrop™ technology, under the management of Valcent EU, the Company’s wholly owned subsidiary based in the U.K.

About Valcent Products, Inc:
Valcent Products Inc. (OTCBB: VCTPF)(CUSIP: 918881103) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. For more information, visit: www.valcent.net  and www.valcent.eu  and visit and contribute to http://blog.valcent.net/

Contacts:

Investor Relations
Gerry Jardine or Mike Parker
(800) 877-1626 or (888) 506-7979 or worldwide (604) 630-2941
info@valcent.net

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which
Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.